UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   GRADE, JEFFERY T.
   HARNISCHFEGER INDUSTRIES, INC.
   3600 South  Lake Drive
   St. Francis, WI  53235
   USA
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK                 |      |    |                  |   |           |950                |I     |(1)                        |
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COMMON STOCK                 |7/7/98|A(2)|1,139             |A  |$21.656    |(2)                |(2)   |(2)                        |
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COMMON STOCK                 |10/6/9|A(2)|3,130             |A  |$7.922     |(2)                |(2)   |(2)                        |
                             |8     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |10/14/|F(3)|106,973           |D  |$6.50      |0                  |      |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |7/7/98|A(4)|616               |A  |$28.875    |(4)                |(4)   |(4)                        |
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COMMON STOCK                 |10/6/9|A(4)|1,691             |A  |$10.563    |(4)                |(4)   |(4)                        |
                             |8     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |10/14/|F(5)|76,812            |D  |$6.50      |0                  |      |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |7/7/98|A(6)|832               |A  |$21.656    |(6)                |(6)   |(6)                        |
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COMMON STOCK                 |10/6/9|A(6)|2,285             |A  |$7.922     |(6)                |(6)   |(6)                        |
                             |8     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |10/14/|F(7)|78,078            |D  |$6.50      |355.590 (2)(4)(6)  |D     |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (Rig|$37.88  |--   |--  |-- --      |A,D|4/13/|10/13|Common Stock|42,000 |--     |42,000      |D  |--          |
hts to Buy) (8)         |        |     |    |           |   |97-00|/06  |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$31.25  |--   |--  |-- --      |A,D|4/9/9|10/9/|Common Stock|35,000 |--     |35,000      |D  |--          |
hts to Buy) (8)         |        |     |    |           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$26.50  |--   |--  |-- --      |A,D|4/3/9|10/3/|Common Stock|12,500 |--     |12,500      |D  |--          |
hts to Buy) (8)         |        |     |    |           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$19.63  |--   |--  |-- --      |A,D|4/4/9|10/4/|Common Stock|6,250  |--     |6,250       |D  |--          |
hts to Buy) (8)         |        |     |    |           |   |4-97 |03   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$6.85   |10/14|A   |261,863 -- |A,D|10/14|10/14|Common Stock|261,863|$6.85  |261,863     |D  |--          |
hts to Buy) (8)         |        |/98  |    |           |   |/98  |/08  |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held in trust pursuant to the Harnischfeger Industries, Inc. ("HII") Employees' Savings Plan which is a unitized plan in which each participant is allocated a certain number of units representing that participant's proportionate share of the HII stock fund. (2) Shares acquired under the automatic dividend reinvestment feature of the HII Executive Incentive Plan ("EIP") and, following acquisition, held indirectly through a "rabbi" trust. On October
14, 1998, shares held in the reporting person's EIP account in such trust were distributed to the reporting person and are reflected in the reporting person's direct end-of-period holdings of Common Stock. (3) Shares withheld from distribution of EIP "rabbi" trust account to satisfy the reporting person's tax liability resulting from such distribution. (4) Shares acquired under the automatic dividend reinvestment feature of the HII Supplemental Retirement and Stock Funding Plan ("SRP") and, following acquisition, held indirectly through a "rabbi" trust. On October 14, 1998, shares held in the reporting person's SRP account in such trust were distributed to the reporting person and are reflected in the reporting person's direct end-of-period holdings of Common Stock. (5) Shares withheld from distribution of SRP "rabbi" trust account to satisfy the reporting person's tax liability resulting from such distribution. (6) Shares acquired under the automatic dividend reinvestment feature of the reporting person's Grant Letter and, following acquisition, held indirectly through a "rabbi" trust. On October 14, 1998, shares held in the reporting person's Grant Letter account in such trust were distributed to the reporting person and are reflected in the reporting person's direct end-of-period holdings of Common Stock. (7) Shares withheld from distribution of Grant Letter "rabbi" trust account to satisfy the reporting person's tax liability resulting from such distribution. (8)
Options granted
under the HII 1988 Incentive Stock Plan or the HII 1996 Stock Incentive Plan. Options under the plans generally become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant; however, options granted on
10/14/98 were exercisable on the date of grant.
SIGNATURE OF REPORTING PERSON
                  /s/    Jeffery T. Grade
DATE
12/8/98